THE MAXUS FUNDS


Dear Shareholder:

What a difference a year makes. The 1994 bear market in bonds gave way to a renewed bull market in 1995; and while stocks never experienced anything close to a bear market in 1994, it sure seems as if they did compared to the 30% plus returns in the Dow Jones Industrials and S&P 500 in 1995. By year end, the Dow had stampeded through the 5000 mark while the S&P 500 managed to close above 600, both historical records.

The Maxus Income Fund managed to post a total return of 16.15% for 1995, which was a welcome balance to the negative return of 1994. The strategic positioning of the portfolio at the end of 1994 enabled the Fund to post this return in spite of its exceptionally short maturity mix and conservative approach to the bond market in general. The strategy continues to pay off as The Maxus Income Fund has continued to advance through the first several weeks of 1996, while the bond market has remained relatively flat.

The Maxus Equity Fund posted a 22.43% total return for 1995. While this result was clearly less than the S&P 500, it was in line with funds having a general value-oriented philosophy. Moreover, The Maxus Equity Fund's very cautious approach, generally high cash position, and low volatility (beta) relative to the market, place it in a somewhat unique category relative to all funds in general. In spite of its continuing conservative posture, The Maxus Equity Fund continued to outperform the S&P 500 during the five year period which ended last December.

With the spectacular results of 1995 in both stock and bonds now behind us, the continued momentum in the early weeks of 1996 would give reason to suspect that a market correction may be near at hand. With an increasing number of advisors becoming bullish (generally a sign of market top), secular trend watchers are becoming increasingly suspicious that the market can maintain this upward thrust.

Other signs of a top also may be beginning to appear. As I pointed out in the 1995 semi-annual report, the strong upward path of both the stock and bond markets have been sustained for over 12 years by regular reductions in interest rates and inflation, while corporate profits have benefited by increases in productivity due to technological advancements and downsizing, and a generally weak dollar vis-a-vis the major world currencies.

Both interest rates and inflation have been unable to break the lows set nearly two years ago, and while there is some speculation that rates will decline further in the coming months, it is exceedingly clear that the opportunity for a continued decline in these rates, compared to their secular highs set in the early 1980's, has been pretty much exhausted. Moreover, it is now clear that the rate of increase in corporate profits appears to be slowing significantly. That rate has declined in each succeeding quarter of 1995, and forecasts call for further declines in 1996. Lastly, the dollar has advanced recently in relation to major world currencies, and this advance is bound to negatively affect the profitability of certain foreign source revenue.

It now appears that the latest estimates from the Bureau of Labor Statistics indicate that productivity increases are also slowing significantly, advancing a paltry 1.4% annual rate in the third quarter of 1995. The implication is that it will be increasingly difficult for the economy to grow at more than 2% annually without increases in both interest rates and inflation. The recent increases in the price of gold and other key commodities may be indicative of these problems down the road.

The short term implications for stock prices are always unclear. For now, the great rush to own stocks fueled by the market performance of 1995, continues to push prices higher. Econometric models produced by Elaine Garzarelli suggest that interest rates and other key indicators will need to advance significantly before the market runs into trouble. The ongoing sector corrections within the market may also suggest that stock prices are not overly speculative, and until increased speculation develops, a major correction is not at hand.

The danger signals, then, seem to be appearing only on the economic front. It is no wonder that good economists do not make good money managers. For example, I consider Robert Guilliet to be among the most insightful economists of our time. Yet Dr. Guilliet has been suggesting for the past several years that economic conditions are (or soon will be) ripe for the market to turn negative. He has always qualified his remarks by pointing out that an overvalued market says nothing about market timing, i.e. markets may be overvalued for indefinite periods of time.

My position is more moderate. I do not believe that the market is excessively overvalued and a bear market is about to begin nor do I believe that interest rates and various other key indicators must advance significantly before stocks begin to decline. Rather, it seems to me that the major stock and bond market advance which began in the early 1980's is firmly behind us and that long term investors should lower their expectations with regard to the years immediately ahead.



Richard A. Barone

The Maxus Equity Fund


For all of 1995, The Maxus Equity Fund has maintained a relatively high cash position in its portfolio ranging from under 10% at the beginning of 1995 to over 25% at year end. The decision to hold cash levels this high was partly based upon the fact that stock prices were becoming increasingly expensive in 1995, the further implication being that investments which meet my strict value-oriented criteria were becoming more difficult to find. It has been my experience that holding firm to the value disciplines has served investors well over an entire market cycle. As 1995 ended, the major focus of the portfolio continued to be information technology, medical services and supplies, financial services and product distribution. The recent correction in technology stocks gave us the opportunity to add to this portion of the portfolio, while the advancing stock market provided the window to profitably exit all of our closed-end investment companies. The continued recent advances in stock prices, especially those of large capitalization companies, makes it more difficult to find values among the S&P 500 companies, and tends to increase our focus on the smaller companies. We have stepped up our effort to identify turn-around situations by keeping better in touch with corporate managers and watching insider activity more closely. Ultimately, we believe once correctly identified, good companies will produce good results, in spite of what direction the stock market ultimately goes.

Richard A. Barone

Maxus Equity Fund
                                                        Schedule of Investments
                                                              December 31, 1995

================================================================================
Shares/Principal Amount                         Cost    Market Value % of Assets
- --------------------------------------------------------------------------------

Agribusiness
    20,000 Alexander & Baldwin ...........    434,950         460,000
    15,000 St. Joe Paper .................    901,350         825,000
                                              -------         -------
                                            1,336,300       1,285,000     4.07%

Basic Materials
    25,000 Enserch .......................    387,303         406,250
    40,000 Horsham .......................    542,675         520,000
    35,000 Int'l Colin Energy* ...........    175,560         166,250
    30,000 Sun Co. $1.80 Cv Pfd ..........    817,175         832,500
    10,000 Unocal ........................    258,100         291,250
                                              -------         -------
                                            2,180,813       2,216,250     7.02%
Closed-End Equity Funds
    37,200 Alliance Global Environment* ..    340,742         376,650
    20,000 Baker Fentress ................    298,050         335,000
    10,300 Emerging Germany ..............     72,589          74,675
    10,600 First Australia ...............     87,953          87,450
   150,000 Royce Value Trust
             Cv 5.75% 6/30/04 ............    145,040         152,250
                                              -------         -------
                                              944,374       1,026,025     3.25%

Consumer Products
    68,000 Acme Utd Corp* ................    226,958         263,500
    52,000 Michael Anthony Jewelers*......    148,537         136,500
    10,000 RJR Nabisco ...................    291,850         307,500
   100,000 Royal Appliance* ..............    295,560         250,000
    10,000 Universal Electronics*.........     68,600          75,000
                                               ------          ------
                                            1,031,505       1,032,500     3.27%
Entertainment
    30,000 Brunswick .....................    544,300         720,000
 1,200,000 Time Warner Cv 0.00% 6/22/13...    536,398         492,000
                                              -------         -------
                                            1,080,698       1,212,000     3.84%
Environment
    10,000 Dionex* .......................    319,560         567,500
    25,000 Groundwater Technology* .......    306,135         350,000
    20,000 International Technology* .....    333,700         352,500
                                              -------         -------
                                              959,395       1,270,000     4.02%
Financial Services
     21,720 First Chicago ................     571,080        857,940
     30,000 PNC Financial ................     698,675        967,500
     17,000 Salomon ......................     612,730        601,375
     30,000 USF&G ........................     414,225        506,250
                                               -------        -------
                                             2,296,710      2,933,065     9.29%
Industrial Production
      7,500 Armco $3.625 Cv Pfd ..........     381,988        373,125
     10,000 Ferro ........................     225,600        233,750
     15,000 Timken .......................     534,250        573,750
      6,000 WHX $3.25 Cv Pfd .............     260,514        264,000
                                               -------        -------
                                             1,402,352      1,444,625     4.57%

================================================================================
Shares/Principal Amount                          Cost      Market Value % Asset
- --------------------------------------------------------------------------------

Information Technology
     15,300 American Power Conversion* ...     144,825        145,350
     10,000 Bellsouth ....................     265,450        432,500
     15,000 DSC Communication Corp* ......     508,250        553,125
     10,000 Motorola .....................     558,748        568,750
     10,000 Telxon .......................     209,350        226,250
      5,000 Unisys $3.75 Cv Pfd ..........      38,451        134,375
                                                ------        -------
                                             1,725,074      2,060,350     6.52%
Infrastructure
     12,000 Ameron .......................     413,125        451,500
     85,000 Foster L. B.* ................     329,452        361,250
                                               -------        -------
                                               742,577        812,750     2.57%
Medical Services & Supplies
     10,000 Becton Dickinson .............     359,650        750,000
      5,000 Bristol Myers ................     284,200        429,375
     15,000 Lumex* .......................     155,827        140,625
     35,000 Maxxim Medical* ..............     473,125        586,250
     14,500 Medex ........................     152,690        163,125
                                               -------        -------
                                             1,425,492      2,069,375     6.55%
Product Distribution
      7,000 CTS ..........................     217,100        264,250
     10,000 Getty Petroleum ..............     115,575        133,750
     12,000 Hughes Supply ................     229,732        337,500
    300,000 Petrie Stores ................   1,008,463        825,000
                                             ---------        -------
                                             1,570,870      1,560,500     4.94%
Real Estate
     70,000 Crown American Realty Trust ..     588,700        551,250
    150,000 First Union Real Estate ......   1,101,449      1,050,000
     35,000 MGI Properties ...............     480,392        586,250
     25,000 Public Storage $2.06 Cv Pfd ..     652,478        812,500
                                               -------        -------
                                             2,823,019      3,000,000     9.50%
U.S. Government Securities
 8,000,000  U.S. Treasury 0% 05/15/96.....   7,834,951      7,853,600    24.86%

            Total Investments ............  27,354,130     29,776,040    94.27%

            Other Assets Less Liabilities ............      1,811,211     5.73%
            Net Assets-Equivalent to $14.57
            per share on 2,167,591 shares of
            capital stock outstanding ................     31,587,251   100.00%
                                                           ==========
              *  Non-Income Producing

    The accompanying notes are an integral part of the financial statements.

Maxus Equity Fund


                                            Statement of Assets & Liabilities
                                                             December 31,1995
Assets:
  Investment Securities at Market Value
  (Identified Cost - $27,354,130) ..............................    $29,776,040
   Cash ........................................................      2,076,269
   Receivables:
   Investment Securities Sold ..................................              0
   Dividends and Interest ......................................         57,062
                                                                    -----------
       Total Assets ............................................    $31,909,371
Liabilities
  Payables:
   Investment Securities Purchased .............................       $271,821
   Shareholder Distributions ...................................              0
   Accrued Expenses ............................................         50,299
                                                                    -----------
       Total Liabilities .......................................        322,120
Net Assets .....................................................    $31,587,251
Net Assets Consist of:
  Capital Paid In ..............................................     29,195,552
  Undistributed Net Investment Income ..........................              0
  Accumulated Realized Gain (Loss) on Investments - Net ........        (30,211)
  Unrealized Appreciation in Value
   of Investments Based on Identified Cost - Net ...............      2,421,910
                                                                    -----------
Net Assets, for 2,167,591 Shares Outstanding ...................    $31,587,251
Net Asset Value and Redemption Price
    Per Share ($31,587,251/2,167,591 shares) ...................         $14.57
Offering Price Per Share .......................................         $14.57



                                                       Statement of Operations
                                                             December 31, 1995
Investment Income:
   Dividends ..................................................        $553,251
   Interest....................................................         439,341
                                                                       --------
      Total Investment Income .................................        $992,592
Expenses
   Registration Expense ........................................         18,174
   Trustee Fees (Note 3) .......................................          1,300
   Accounting and Pricing ......................................         33,438
   Custody .....................................................         17,497
   Distribution Plan Expenses .................... .............        125,164
   Audit .......................................................         12,214
   Legal .......................................................         11,553
   Management Fees (Note 2) ....................................        250,329
   Printing & Other Miscellaneous ..............................         17,594
                                                                        -------
       Total Expenses ..........................................        487,263
Net Investment Income ..........................................        505,329
Realized and Unrealized Gain (Loss) on Investments
   Realized Gain (Loss) on Investments .........................      2,096,323
   Unrealized Gain (Loss) from Appreciation
  (Depreciation) on Investments ................................      1,976,461
                                                                     ----------
Net Realized and Unrealized Gain (Loss) on Investments .........     $4,072,784


Net Increase (Decrease) in Net Assets from Operations ..........     $4,578,113
                                                                     ==========

    The accompanying notes are an integral part of the financial statements

Maxus Equity Fund


                                             Statement of Changes in Net Assets

                                                         01/01/95      01/01/94
                                                            to            to
                                                         12/31/95      12/31/94
                                                         --------      --------
From Operations:
    Net Investment Income .........................      $505,329      $282,321
    Net Realized Gain (Loss) on Investments .......     2,096,323       561,303
    Net Unrealized Appreciation (Depreciation) ....     1,976,461      (750,330)
                                                        ---------      ---------
    Increase(Decrease)in Net Assets from Operations     4,578,113        93,294
From Distributions to Shareholders
    Net Investment Income .........................      (509,760)     (275,727)
    Net Realized Gain (Loss) from Security
     Transactions .................................    (2,058,315)     (632,442)
    Net  Increase (Decrease) from
    Distributions .................................    (2,568,075)     (908,169)
From Capital Share Transactions:
    Proceeds From Sale of  895,656 Shares .........    13,187,714     8,397,240
    Net Asset Value of 151,150  Shares Issued
    on Reinvestment of Dividends ..................     2,211,574       835,822
   Cost of 193,439 Shares Redeemed ................    (2,839,852)   (2,743,119)
                                                       12,559,436     6,489,943
Net Increase in Net Assets ........................    14,569,474     5,675,068
Net Assets at Beginning of Period
   (including undistributed net investment
    income of $385 and $658, respectively) ........    17,017,777    11,342,709
Net Assets at End of Period (including
    undistributed net investment income
    of $0 and $385, respectively) .................   $31,587,251   $17,017,777



                                                           Financial Highlights
Selected data for a share of common stock outstanding throughout the period:

                             01/01/95  01/01/94  01/01/93  01/01/92   01/01/91
                                to        to        to        to       to
                             12/31/95  12/31/94  12/31/93  12/31/92*  12/31/91*
                             --------------------------------------------------
Net Asset Value -
    Beginning of Period .....  $12.95    $13.60    $12.29    $11.41      $8.73
Net Investment Income .......    0.30      0.25      0.13      0.14       0.06
Net Gains or Losses
    on Securities
   (realized and unrealized).    2.60     (0.17)     3.13      1.91       3.22
                                 ----     ------     ----      ----       ----
Total from Investment
    Operations ..............    2.90      0.08      3.26      2.05       3.28
    Dividends
   (from net investment income) (0.27)    (0.22)    (0.12)    (0.14)     (0.06)
Distributions
   (from capital gains) .....   (1.01)    (0.51)    (1.83)    (1.03)     (0.54)
Return of Capital ...........    0.00      0.00      0.00      0.00       0.00
                                 ----      ----      ----      ----       ----
    Total Distributions .....   (1.28)    (0.73)    (1.95)    (1.17)     (0.60)
Net Asset Value -
    End of Period ...........  $14.57    $12.95    $13.60    $12.29     $11.41
Total Return ................   22.43%     0.59%    24.51%    13.56%     36.45%
Ratios/Supplemental Data
Net Assets -
    End of Period (Thousands)  31,576    17,018    11,343     5,962      3,081
Ratio of Expenses to
    Average Net Assets ......    1.96%     2.00%     2.61%     2.89%      3.94%
Ratio of Net Income to
    Average Net Assets ......    2.01%     1.82%     0.91%     0.80%      0.52%
Portfolio Turnover Rate .....    1.73      1.84      1.75      1.87       1.89
*Weighted Average Used



    The accompanying notes are an integral part of the financial statements.

Maxus Equity Fund
                                                   Notes to Financial Statements
                                                               December 31, 1995



 1.) SIGNIFICANT ACCOUNTING POLICIES The Fund is a diversified, open-end management investment company, organized as a Trust under the laws of the State of Ohio by a Declaration of Trust dated July 12, 1989. Significant accounting policies of the Fund are presented below:

     SECURITY VALUATION: The Fund intends to invest in a wide variety of equity and debt securities. The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day. Short-term investments are valued at amortized cost, which approximates market. The cost of securities sold is determined on the identified cost basis. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     INCOME TAXES:
     It is the fund's policy to distribute annually, prior to the end of the year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-endaccumulated income. In addition, it is the fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

 2.) INVESTMENT ADVISORY AGREEMENT The Fund has entered into an investment advisory and administration agreement with Maxus Asset Management Inc. a wholly owned subsidiary of Resource Management Inc. The Investment Advisor receives from the Fund as compensation for its services to the Fund an annual fee of 1% on the first $150,000,000 of the Fund's net assets, and 0.75% of the Fund's net assets in excess of $150,000,000.

 3.) RELATED PARTY TRANSACTIONS Resource Management, Inc. has three wholly owned subsidiaries which provide services to the Fund. These subsidiaries are Maxus Asset Management Inc, Maxus Securities Corp, and Mutual + Shareholder Services Corporation. Maxus Asset Management was paid $250,329 in investment advisory fees during the twelve months ended December 31, 1995. Maxus Securities, who served as the national distributor of the Fund's shares, was reimbursed $125,164 for distribution expenses. Mutual + Shareholder Services received fees totaling $33,438 for services rendered to the Fund for the twelve months ended December 31, 1995. Maxus Securities is a registered broker-dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $233,530 for the twelve months ending December 31, 1995.

     At December 31, 1995, Resource Management owned 10,000 shares in the Fund.

     Certain officers and/or trustees of the Fund are officers and/or directors of the Investment Advisor and Administrator. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting.

Maxus Equity Fund
                                                   Notes to Financial Statements
                                                               December 31, 1995

 4.) CAPITAL  STOCK  AND  DISTRIBUTION   At  December  31, 1995  an   indefinite
     number of shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $29,179,420. Transactions in common stock were as follows:

               Shares sold ............................    895,656
               Shares issued to shareholders
                    in reinvestment of dividends.......    151,150
                                                           -------
                                                         1,046,806
               Shares redeemed ........................    193,439
                                                           -------
               Net Increase ...........................    853,367
               Shares Outstanding:
                  Beginning of Period .................  1,314,224
                                                         ---------
                  End of Period .......................  2,167,591
                                                         =========

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

 5.) SECURITY TRANSACTION TIMING Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities.

6.) PURCHASES AND SALES OF SECURITIES During the twelve months ended December 31, 1995, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $34,415,420 and $31,872,621 respectively. Purchases and sales of U.S. Government obligations aggregated $10,607,290 and $4,989,010 respectively.

 7.) FINANCIAL INSTRUMENTS DISCLOSURE There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1995.

 8.) SECURITY TRANSACTIONS For Federal income tax purposes, the cost of investments owned at December 31, 1995 was the same as identified cost.

     At December 31, 1995, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:
        Appreciation    (Depreciation)    Net Appreciation(Depreciation)
        ------------    --------------   -------------------------------
          3,044,256        (622,346)               2,421,910

9.) RECLASSIFICATION OF CAPITAL ACCOUNTS The Fund has adopted Statement of Position 93-2, Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. As a result of this statement, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, undistributed net investment loss has been adjusted to paid in capital as of December, 1995 in the following amounts. These restatements did not affect net investment income, net realized gain (loss) or net assets for the year ended December 31, 1995.

              Capital Paid In    Undistributed Net Investment Gain
              ---------------    ---------------------------------
                 (4,046)                       4,046

                         INDEPENDENT AUDITOR'S REPORT




To The Shareholders and
Board of Directors
Maxus Equity Fund

We have audited the accompanying statement of assets and liabilities of Maxus Equity Fund, including the schedule of portfolio investments, as of December 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Equity Fund, as of December 31, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio  44145
January 22, 1996

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

                                 The Maxus Funds
                 28601 Chagrin Boulevard, Cleveland, Ohio 44122
                                 (216) 292-3434

                               Investment Advisor
                           Maxus Asset Management Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                Board of Trustees
                                Richard A. Barone
                                 N. Lee Dietrich
                             Sanford A. Fox, D.D.S.
                                Burton D. Morgan
                                Michael A. Rossi
                           Robert A. Schenkelberg, Jr.
                                 F. Carl Walter

                                    Officers
                           Richard A. Barone, Chairman
                        James C. Onorato, Vice-President
                           Robert W. Curtin, Secretary

                                    Custodian
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 Transfer Agent
                          Maxus Information Systems Inc
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                   Distributor
                              Maxus Securities Corp
                             28601 Chagrin Boulevard
                              Cleveland, Ohio 44122

                                  Legal Counsel
                     Benesch, Friedlander, Coplan & Aronoff
                            2300 BP America Building
                                200 Public Square
                           Cleveland, Ohio 44114-2378

                                     Auditor
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145


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